INVICTUS The Cannabis Company

PRESS RELEASE	January 7, 2019

INVICTUS AND CANNAMERICA COMBINE TO ENTER HEMP AND CBD MARKET IN THE US

Vancouver, BC, January 7, 2019 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a binding letter of intent ("LOI") to create a joint venture with Cannamerica Brands Corp. ("CannAmerica") (CSE: CANA) (OTCQB: CNNXF) and CBDistribution Company Ltd. (“CBDC”) with the intention of acquiring hemp biomass for extraction into CBD isolate using purpose-built facilities for large scale CBD extraction.

In December 2018, President Trump signed the $867 billion Farm Bill which recharacterized hemp from a schedule 1 drug with high potential for abuse to the lowest-level listed drug (schedule 5) which includes small doses of medicines such as codeine. This allows for mass hemp production in the United States that is federally legal and the ability to move hemp across state lines. Hemp is defined in the United States as cannabis with less than 0.3% THC. CBD, a non-psychoactive cannabinoid found in cannabis, has had a surge in popularity over the past couple of years based on its a huge range of potential health benefits and uses.

Subject to Board approval and completion of satisfactory due diligence, Invictus intends to enter into a definitive joint venture agreement on or before January 31, 2019. Each of the parties will receive a one-third share of the joint venture in exchange for their respective contribution:

1)

Invictus will contribute a line of credit (“LOC”) in the amount of $5 million CAD which will be used to acquire extraction equipment, build out infrastructure and fund working capital. The LOC will be secured by a general security agreement over the joint venture and will bear interest at a rate of 5% per annum;

2)

CannAmerica is a pioneer in the science of cannabis extraction and post processing, precision dosing of product, and formulation of concentrates and oil-based vaporization products. The Company had sold more than 14 million cannabis infused gummies in the states of Colorado and Nevada, and will contribute operational expertise, will source the property, extraction equipment, staffing and manage operations; and,

3)	CBDC will contribute the sourcing of Hemp Biomass procurement, branding, marketing and the commercialization of the finished product, including but not limited to CBD Isolate.

“We are thrilled to partner with CannAmerica and CBDC to extract and supply CBD to the US market. This partnership represents a great opportunity to continue expanding our footprint beyond Canada and capitalize on the United States’ federal legal framework that is now in place to produce and sell CBD,” said George E. Kveton, CEO of Invictus.

“This is a significant partnership for CannAmerica with world class partners. This joint venture accelerates the Company’s long planned growth into the Hemp-based CBD market following the passing of the Farm Bill, with extraordinary opportunities for expansion into new markets” said Dan Anglin, CEO and Co-Founder of CannAmerica.

For more information, please visit www.invictus-md.com.

INVICTUS The Cannabis Company

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 percent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd. (“Future Harvest”), a high-quality fertilizer and nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 70 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

About CannAmerica Brands Corp.

CannAmerica Brands is a U.S. marine veteran founded and operated portfolio of cannabis brands with licensing agreements in the states of Colorado, Nevada and Maryland. The Company aims to maximize the value of its brands by employing strong brand management teams, marketing and licensing the brands through various distribution channels, including dispensaries, wholesalers and distributors, in the United States and internationally. The Company’s core strategy is to enhance and monetize the global reach of its existing brands, and to pursue additional strategic acquisitions to grow the scope and diversity of its brand portfolio. For more information, please visit www.cannamericabrands.com.

INVICTUS The Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the Company’s plan to enter into a definitive joint venture agreement and the joint venture’s ability to extract CBD isolate from hemp biomass are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company’s joint venture will be successful in extracting CBD isolate from hemp biomass and that the Company will be successful in entering into a definitive joint venture agreement. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the joint venture will not be successful in extracting CBD isolate from hemp biomass and/or the Company will not be successful in reaching a definitive joint venture agreement. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.